Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Intermap Technologies Corporation (“Intermap” or the “Company”)

385 Inverness Pkwy, Suite 105

Englewood, CO 80112

USA

Item 2	Date of Material Change

November 2, 2026

Item 3	News Release

A news release disclosing the material change was issued by Intermap on November 3, 2026 and disseminated through the services of GlobeNewswire. A copy of the news release was filed on SEDAR+ with the securities regulatory authorities in each of the provinces of Canada.

Item 4	Summary of Material Change

On November 2, 2026, Intermap appointed Terrence Michael Ryan to its Board of Directors. On the same date, Philippe Frappier resigned from the Company’s Board of Directors and has been appointed as a board observer and advisor to the Board of the Directors.

Item 5.1.	Full Description of Material Change

On November 2, 2026, Intermap appointed Terrence (Terry) Michael Ryan to its Board of Directors as an independent member of the Board of Directors of the Company.

Mr. Ryan brings decades of experience in geospatial intelligence as a former federal official and defense and intelligence executive. Mr. Ryan served as a corporate senior executive of high-growth public and private defense technology companies, including Science Applications International Corp. (SAIC), the predecessor of Leidos Holdings, Inc., ManTech, Mercury Systems, VT Services, SRA International and Tenax Aerospace, all of which provide or provided geospatial-related support services to federal customers.

Mr. Ryan has advised past directors of the CIA, the Joint Chiefs of Staff and the Defense Advanced Research Projects Agency (DARPA) on advanced GEOINT solutions. As a former professional staff member of the U.S. Senate and House Intelligence oversight committees, Director, Intelligence Surveillance and Reconnaissance Systems, Office of Secretary of Defense and Deputy Director of the Defense Airborne Reconnaissance Office, Mr. Ryan has overseen the allocation of billions of dollars to develop and integrate airborne and spaceborne multi-domain sensor platforms. Most recently, as CEO and director of Constellis corporation, Mr. Ryan led the development of Constellis’ LEXSO, a layered AI decision-support platform that integrates multi-domain sensor data on geospatial foundational layers to enhance real-time situational awareness for the protection of critical infrastructure, globally. Mr. Ryan continues to support Constellis’ global operations and deployment of the LEXSO platform as Executive Vice Chairman.

Also, effective as of November 2, 2026, Philippe Frappier resigned from the Company’s Board of Directors and has been appointed as a board observer and advisor to the Board of Directors.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Item 9	Date of Report

November 5, 2026